SEC FILE NUMBER 000-53223

CUSIP NUMBER None

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One) [_] Form 10-K    [_] Form 20-F   [_] Form 11-K   [X] Form 10-Q    [_] Form N-SAR

For Period Ended: September 30, 2009

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -

REGISTRANT INFORMATION

SWAV ENTERPRISES, LTD.

Full Name of Registrant:

N/A

 Former Name if Applicable

501 Fifth Avenue, Suite2001

Address of Principal Executive Office (Street and Number)

New York, NY 10017

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Company is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009 within the prescribed period due to ministerial difficulties. Such difficulties prevent the Company from filing the Quarterly Report without unreasonable effort or expense. The Company fully expects to be able to file within the additional time allowed by this report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Sandy J. Masselli, Jr.	(212)	682-7888
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On September 21, 2009, SWAV Enterprises, Ltd., a Nevada corporation (the "Company"), entered into a Share Transaction Purchase Agreement with Carlyle Gaming Limited, a Canadian company ("Carlyle"), pursuant to which the Company issued 100 shares of SWAV common stock to Carlyle in consideration for 100% of the issued and outstanding shares of common stock of Carlyle. As a result of the transaction, Carlyle became a wholly-owned subsidiary of the Company.

SWAV ENTERPRISES, LTD.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 16, 2009	By: /s/ SANDY J. MASSELLI, JR.
Sandy J. Masselli, Jr.
Chief Executive Officer
(Principal Executive and Financial Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL

VIOLATIONS (SEE 18 U.S.C. 1001).